UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

RESOLUTION OF THE SUPERINTENDENCY OF COMMERCE AND INDUSTRY
Medellín, Colombia, August 3, 2007
The Superintendency of Commerce and Industry issued Resolution 23299, whereby it imposed on Bancolombia S.A. (“Bancolombia”) a fine for the amount of Ps 207 million (approximately US$105,737)1. The fine was imposed in connection with a request of information made in an administrative proceeding in which Bancolombia is not involved, and which we consider inappropriate pursuant to the applicable law.
Pursuant to the applicable law, the decision that imposes the fine could be appealed. 1,957.68

[1]	Exchange rate August 3, 2007 Ps 1,957.68 = US$ 1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 3, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance